UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.6)

Trinity Place Holdings Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

      89656D101
(CUSIP Number)

Andrew L. Sole
Esopus Creek Advisors LLC
1330 Avenue of the Americas, Suite 1800
New York, NY 10019
Tel: (212) 315-1340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89656D101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP – Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 682,731
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 682,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.11%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Value Series Fund LP – Series L
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 366,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.20%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Esopus Creek Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew L. Sole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,200
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 92,200
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.86%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lauren A. Krueger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,048,960
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,048,960
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,960
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON IN

This Amendment to Schedule 13D is filed with respect to the 682,731 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Trinity Place Holdings Inc. (the “Issuer”) held by Esopus Creek Value Series Fund LP - Series A, the 366,229 shares of Common Stock of the Issuer held by Esopus Creek Value Series Fund LP - Series L, and the 92,200 shares of Common Stock of the Issuer held by Andrew L. Sole.  This Statement amends the Schedule 13D initially filed by the Reporting Persons identified below on September 24, 2012, as amended on January 18, 2013, as amended on February 19, 2013, as amended on April 2, 2013, as amended on April 23, 2013, and as amended on April 29, 2013 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

•	Esopus Creek Value Series Fund LP - Series A,
•	Esopus Creek Value Series Fund LP - Series L,
•	Esopus Creek Advisors LLC (“Esopus Advisors”),
•	Andrew L. Sole (“Mr. Sole”), and
•	Lauren A. Krueger (“Ms. Krueger”)

Collectively, the Reporting Persons may be deemed to beneficially own 1,141,160 shares of Common Stock, representing approximately 6.86% of the outstanding shares of Common Stock.

Item 4. Purpose of Transaction

    Item 4 of the Schedule 13D is being supplemented by the following:

                On June 19, 2013, the Reporting Persons sent a letter to the Board of Directors (the “Board”) of the Issuer expressing disapproval of the contemplated compensation package for Mark Ettenger as chief executive officer and concern about the Board’s response to possible offers from prospective real property purchasers, developers and financing sources, and urging the Board to engage an investment banker to oversee the sale/monetization process.  The letter is annexed hereto as Appendix V and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock and in the common stock of the Issuer that were effected by the Reporting Persons during the past sixty days

Appendix II: Joint Filing Agreement (previously filed)

Appendix III: Redacted Copy of the Letter to the Board of Directors of the Issuer dated April 2, 2013 (previously filed)

Appendix IV: Copy of the Letter to the Board of Directors of the Issuer dated April 29, 2013 (previously filed)

Appendix V: Copy of the Letter to the Board of Directors of the Issuer dated June 19, 2013

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the below certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2013

ESOPUS CREEK VALUE SERIES FUND LP - SERIES A
By:	Esopus Creek Advisors LLC,
as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK VALUE SERIES FUND LP - SERIES L
By:	Esopus Creek Advisors LLC,
as General Partner

	By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

ESOPUS CREEK ADVISORS LLC

By:	/s/ Andrew L. Sole
Andrew L. Sole, Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

/s/ Lauren A. Krueger
Lauren A. Krueger

APPENDIX I

TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

None.

APPENDIX V

FUND LP – Series A and Series L
1330 Avenue of Americas, Suite 1800
New York, New York  10019

June 19, 2013

VIA E-MAIL AND MAIL

The Board of Directors of
Trinity Place Holdings, Inc.
One Syms Way
Secaucus, New Jersey  07094

Re:           Board Conflicts and Investment Banker

Dear Sirs and Madam:

We write to you again to express our frustration with the continuing dysfunction of the board of directors (the “Board”) of Trinity Place Holdings, Inc. (the “Company”).

We believe Mark Ettenger's purported compensation package is a new low for this Company.  We believe this outsized pay package, in conjunction with his insider status, and his being (according to SEC filings) a paid Marcato Capital Management, LLC consultant, is a poster child for poor corporate governance and entrenched management.

Further, we cannot understand how once Alan Cohen asserted his right to object to the engagement that the Board did not immediately rescind the ultra vires contract.  Board members willfully approving an ultra vires contract may well be personally liable for payments made under such contract.

Also, we have concerns that good faith offers from prospective purchasers and developers are being met with overly cool and lethargic responses from the Board.  At least some of these offers may contain elements of interim or permanent financing and/or management services as well as sale opportunities.  We will be vigilant for any signs that members of the Board are unduly influenced by outside forces in choosing how to deal with these offers.  In particular, while we are not making any accusations, we are concerned about the possibility of “horse trading” where we have directors with different prerogatives and interests (such as where one director controls another’s compensation).  In any case, we wish to see better internal oversight.

We would hope that the Board could be sufficiently diligent to correct these corporate governance failures.

Accordingly, we urge the Board to promptly retain an investment banker to run a formal process to vet any proposals already received and to attract alternative proposals.  We strongly believe that such a banker would provide much-needed expertise and contacts, and most importantly provide real independent review and steer the Board away from all potential and actual conflicts of interest.

Very truly yours,

/s/ Andrew L. Sole
Andrew L. Sole, Esq.
Managing Member
Esopus Creek Advisors LLC

/s/ Lauren A. Krueger
Lauren A. Krueger
Managing Member
Esopus Creek Advisors LLC

cc: Brett Rodda, Esq.